May 29, 2008

United States Securities and Exchange Commission

Attn:  Kristin Shifflett

CF/AD5

100 F Street N.E.

Washington, D.C.  20549-3561

RE:

Sense Technologies Inc

Form 10-KSB/A for the year ended February 28, 2007

Filed July 17, 2007

 File No. 000-29990

Your letter of March 20, 2008

Responses are keyed to your letter items:

1.

We confirm that we will revise our disclosures and future filings to include information provided in our responses to previous comments 2-5, 12 and 15.

2.

We will change our prior proposed disclosure to use terminology other than "extraordinary" to differentiate from APB 30 extraordinary items, with such disclosure to be used prospectively.  However, since the February 28, 2007 financial statements will otherwise be revised, they will also be revised as per our previous response.

3.

Please see 4., below.  We have decided to treat the ScopeOut license as fully impaired at February 28, 2007.  Accordingly, this issue becomes moot with that conclusion.

4.

We will revise our disclosure to treat the ScopeOut license intangible asset as fully impaired at February 28, 2007.  Our financial statements will be revised to reflect same.  After careful consideration, management feels that the best judgment is to most conservatively reflect the value of that asset at that time, and so to reflect an impairment of its entire value.  The initial license was entered in September, 2004, and in the first molds for the first iteration of the product were completed in September of 2005.

        Administrative

ScopeOut Sales

Guardian Alert Sales

        Bruce Schreiner

Lowell Martinson

Tim Goldsbury

        2535 N Carleton Avenue

16455 S. 15th Street

Alhambra Plaza-725 N Hwy A-1-A, Suite C-106

        Grand Island, NE  68803

Phoenix, AZ  85048

Jupiter, FL  33477-4565

        Phone: 308-381-1355

Phone: 480-474-4309

Phone: 561-744-2952 / 704-522-7999

        Fax: 308-381-6557

Fax: 480-460-7559

Fax: 561-745-6795

_______________________________________________________________________________________________________________________

The initial inventory, now all written off, was manufactured and delivered to the Company in November 2005.  Significant marketing efforts were undertaken with respect to that first version which resulted in significant promise for potential large sales to occur based on initial meetings introducing the product.  It generally took several meetings with each such potential customer to ultimately learn that the products' aesthetics were not acceptable for mass consumer acceptance.  This was especially true with respect to dealers' installation of the product on its new and used car inventory for such vehicle to be sold with the product intact.

In late 2006, and by fiscal year end February 28, 2007, solutions to those aesthetic problems were being developed.  We still expected that inventory of the first iteration was saleable, but likely not with large customers such as retail chains.  Some automobile dealerships previously contacted also had not yet made a final decision whether to use the product on its existing  inventory for resale.

The Company undertook the effort to redesign the products using the qualified engineers that assisted with the first design, and physically-feasible aesthetics solutions were determined and evaluated.  The new designs iterations were finally approved in August of 2007, and the first inventory of both versions of the new iterations were manufactured and delivered in November, 2007.

Based on this, management believed at February 28 2007 that existing inventory was still resellable, though likely not in the large volumes per customer as originally anticipated.  Further, management believed that the product could successfully be redesigned, engineered, prototyped and manufactured in the appropriate aesthetic versions necessary to achieve such large customers sales.  Based on this, when the initial 10-KSB was filed and financial statements issued, no impairment of the intangible asset was believed to exist.  However, management now believes that in the spirit of conservative presentation of the financial status of the company, the total impairment of that intangible asset as of that date is appropriate.  This is because no significant sales of the new versions of the product have yet occurred, notwithstanding significant marketing effort to do so.  Since six months have elapsed since the new iteration versions of the products have arrived for demonstration and marketing purposes, within which such sales could have occurred, it seems most appropriate to look at that historical result to anticipate what potential sales might occur in the future.  Unit sales of ScopeOut products is as follows:

Sense Technologies Inc. Schedule of Scope-Out unit sales for the fiscal years ended February 29, 2008 and February 28, 2007, 2006 and 2005

	2005	2006	2007	2008

Car model	-	10	6	13
SUV model	-	18	7	10

Total Scope out units	-	28	13	23

While the company is continuing its marketing efforts with the highest emphasis, and sales of the new versions may well occur, there can be no assurance that such sales will occur.

Accordingly, the company has concluded that based on the approximately two-year period from entering the ScopeOut license to February 28, 2007, and considering all events subsequent to that date, the circumstances merit an impairment in value of the ScopeOut license effective February 28, 2007, in the full amount of the license value.  In order to maintain an accounting of the asset, the company will assign a $1 net carrying value to the asset.  The 10-KSB/A for the year ended February 28, 2007 will be amended and the financial statements revised accordingly.

5.

The Company chose to capitalize amounts paid to attorneys to obtain ScopeOut patents in foreign jurisdictions because of the Company's experience with intellectual properties embodied in issued patents.

First, management has understood that in the United States, an issued patent maintains a presumption of validity until determined otherwise.  While that is our understanding of the law in the United States, it may not necessarily that of any or all foreign countries. However, it was our presumption that that should more often than not be the case.  Additionally, the Company is presently interacting with a major company in informally evaluating the scope of the patents in covering a product they sell.  That added to management's presumption of a valid patent, insofar as that effort has not yet been completed.  The company's intent was to react with appropriate reductions in values should this informal effort result negatively for the Company.

Secondly, our experience in filing for foreign patents has led to opportunities for evaluation of the subject invention in foreign marketplaces.  Evidently such documents become databases of opportunities for interested companies in the foreign venues for consideration of business relationships.  Such information contained in the application provides for a sufficient amount of means to contact the Company by any interested party in the foreign location.  Accordingly, there is a value with respect to the potential of such networking opportunities to enter business relationships regarding the product by such interested parties.

Notwithstanding, since the Company has determined that a total impairment of the ScopeOut license is appropriate at February 28, 2007, such would be indicative that the value of all of the underlying patents to the ScopeOut license would also be in-turn impaired.  Such weighs on whether any foreign patents should therefore maintain any intangible value for the Company.  Based on these overall circumstances, management believes again, in the spirit of conservative presentation, that these costs should be treated as expense.

Accordingly, the disclosure will be amended and the financial statements will be revised.

6.

Management previously believed that where there were no actual minimum volume of units were sold during the period, any guaranteed minimum royalty payment to retain exclusivity under the license agreement was not due until the end of the annual accounting period.  Basically, management believed no quarterly accrual was necessary because all known information to make that accrual was not fixed or determinable until that end-point in time annually.

However, since the benefit of the exclusive status under the license occurs ratably throughout a year, a quarterly accrual of such minimums cost appears appropriate, again in the spirit of conservative presentation.  The Company will prospectively accrue minimum royalties on a quarterly basis and appropriately reflect same in our quarterly 10-QSB and financial statements.  It should be noted that the Company has entered into a license agreement addendum in order to extend the date necessary to pay all accrued minimum royalties in order to maintain exclusivity until June 30, 2008.  It is expected such date will be extended again.

7.

The Company had a minimum royalty obligation under the ScopeOut License in each of 2006 and 2007 of $60,000.  During the fiscal year ended February 28, 2007, Lowell Martinson was paid a monthly amount of $6,250 and as well, he received a one-time payment of $5,000 on April 18, 2006. Thus, Mr. Martinson's total cash compensation for the year ended February 28, 2007 was $80,000. This amount was recorded by the Company as royalty expense. Due to the minimum royalty owed to Mr. Martinson for the year ended February 28, 2007 as only being $60,000 according to the Company’s interpretation of the license agreement, there was a reclassification of $20,000 to advertising expense in recognition of Mr. Martinson's marketing efforts.

The $60,000 payments to Mr. Martinson were thus charged to royalties in the Schedule of Direct Costs. This amount is included in the net loss from operations in the Statement of Cash Flows for the year ended February 28, 2007.

There was no accrual made at February 28, 2007 given the payments made to Mr. Martinson and the minimum royalty in 2007 was the same as 2006.

The royalty payment will be identified as a significant use of cash in a liquidity discussion disclosure revision.

8.

The Company believes that the Driver Alert Group (DAG) license agreement provides for an automatic conversion to a non-exclusive license upon failure to timely make exclusive license payments or, in the alternative, meet a stated remedy.

An excerpt  of Paragraph 8.01v) of that agreement follows.

"…in the event that the Licensee defaults on the minimum quantities of units to be manufactured and sold, it shall have a period of sixty days to cure same from the date of receipt of a written notice of the default is delivered by the Licensors. At the option of the Licensee, the Licensee may maintain the License in good standing by paying to the Licensors the royalty payments that would normally have been paid if the Licensee and met its minimum quantities of units to be manufactured and sold.  In the event that the minimum quantities are not manufactured and sold or the royalties paid in lieu as agreed to herein, the Licensee will lose any exclusivity that it holds;…"

Since Sense Technologies, Inc., as Licensee, elected to discontinue making such "minimum quantity" payments and allow the agreement to revert to non-exclusive status, we believe no further accruals for an exclusivity obligation are appropriate.

For the accruals previously made but not timely paid, the Company believes that those obligations should remain booked, again in the spirit of conservative presentation, until such amounts are, in fact, determined not be an obligation to the Company by way of written acknowledgment from the DAG.  Such accruals were booked on the anticipation that product sales would increase, thus justifying the cost, and that the Company could convince the DAG to accept the payments as a cure even though they were late.  This business decision was later abandoned, as such sales did not materialize.

Notwithstanding, following is a schedule of the effects of such minimum royalties, if they had been accrued.

Sense Technologies Inc. Schedule of net loss adjusted for minimum Guardian Alert royalties for the years ended February 28, 2007, 2006 and 2005

	2005	2006	2007

Incremental minimum # of units to be
sold in accordance with the royalty agreement	100,000	125,000	125,000
Royalty per unit	$6.00	$6.00	$6.00

	$600,000.00	$750,000.00	$750,000.00

Direct costs as reported	$220,863.00	$808,460.00	$143,825.00
Add: Minimum GA royalties	$600,000.00	$750,000.00	$750,000.00

Adjusted Direct costs	$820,863.00	$1,558,460.00	$893,825.00

Net loss as reported	$499,415.00	$1,489,819.00	$1,225,095.00
Add: Minimum GA royalties	600,000.00	750,000.00	750,000.00

Adjusted net loss	$1,099,415.00	$2,239,819.00	$1,975,095.00

Basic and diluted loss per share as reported	$0.06	$0.06	$0.03

Adjusted basic and diluted loss per share	$0.13	$0.09	$0.05

The DAG is simply a collective group of co-owners of intellectual property, with no other accountability to each other.  When the license agreement was entered into, all such owners had to accordingly agree.  For administrative purposes, this 'no-collective-entity" group was simply called "DAG".  Since US GAAP requires any 10%-and-over shareholder to be treated as a related party, it was considered prudent to reflect that group as such a party because the combined group, at that time, did own that minimum amount, even though no one individual owner did.

The shares collectively owned by those individuals as that group total 5,970,190 by way of the license agreement, and are issued but remain in escrow.  Performance requirements for such release from escrow have not yet been met.  This amount of 5,970,190 of such shares for the DAG as a group has not changed during the various years-end.

Bruce Schreiner is not a controlling member of the DAG which is, again, simply a group of individual co-owners of the Driver Alert Device intellectual properties, and, as such, again, maintains no formal entity governance.  Bruce Schreiner acts as a facilitator for all of the owners when decisions are needed by the owners.

9.

This responds to the additional item per our recent telephone conversation.

Sense Technologies, Inc. is a foreign private issuer with US domestic filing requirements because greater than 50% of the shareholders are in the US and the Company's assets and management are also in the US.  Form 20F is on file.

Amisano Hanson is a licensed US Firm and is registered with the PCAOB.  The Company also files its statements in Canada with the BC Securities Commission.

The Company will evaluate the propriety of maintaining that relationship, and, should it be terminated, will seek a US auditing firm.

Sense Technologies, Inc. acknowledges that -

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and,

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope you receive this communication as satisfactory to your requested information.  Again, upon an acceptable determination of the items that require correction, we will diligently amend our filings.

Sincerely,

SENSE TECHNOLOGIES, INC.

/s/Bruce E. Schreiner

Bruce E. Schreiner